Exhibit 99.1

Missfresh Receives Delisting Notice from Nasdaq

BEIJING, November 17, 2023—Missfresh Limited (“Missfresh” or the “Company”) today announced that the equity financings and the business acquisition under the share purchase agreements, as previously announced on August 3, 2023, and the transactions under the share transfer agreement, as previously announced on August 7, 2023, have been terminated. On November 15, 2023, the Nasdaq Hearings Panel (the “Panel”) notified the Company that the Panel has determined to delist the Company’s securities from The Nasdaq Stock Market LLC (“Nasdaq”) and suspend trading in those securities effective at the open of trading on Friday, November 17, 2023 (the “Decision”). Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the SEC, after applicable appeal periods have lapsed.

The Company expects its American Depositary Shares to be eligible trade on the OTC Markets effective with the open of trading on Friday, November 17, 2023. This delisting and transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this press release in its entirety and refer to the Company’s press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

E-mail: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com